ARUN K AGARWAL & ASSOCIATES CHARTERED ACCOUNTANTS 105, South Ex Plaza - I, 389, Masjid Moth, South Ex Part - II, New Delhi - 110049 Phone : 01l- 26251200, 26257400 Fax:011-26251200	V. K. DHINGRA & CO. CHARTERED ACCOUNTANTS l-E/15, Jhandewalan Extension, New Delhi - 110055 Phone : 011- 23528511, 23638325 Fax : 011-23549789

LIMITED REVIEW REPORT
To
The Board of Directors,
Mahanagar Telephone Nigam Limited

1.
We have reviewed the accompanying Statement of Standalone Unaudited Financial Results of Mahanagar Telephone Nigam Limited for the period ended September 30, 2012 except for the disclosures regarding 'Public Shareholding' and "Promoter and Promoter Group Shareholding' which have been traced from disclosures made by the management and have not been reviewed by us. This statement is the responsibility of the Company's management and has been approved by the board of directors. Our responsibility is to issue a report on these financial statements based on our review.

2.
We conducted our review in accordance with the Standard on Review Engagements (SRE) 2410 "Review of Interim Financial Information Performed by the Independent Auditor of the Entity" issued by the Institute of Chartered Accountants of India. This standard requires that we plan and perform the review to obtain moderate assurance as to whether the financial statements are free of material misstatement. A review is limited primarily to inquiries of Company personnel and analytical procedures applied to financial data and thus provide less assurance than an audit. We have not performed an audit and accordingly, we do not express an audit opinion.

3.
Based on our review conducted as above, except for the observations / matters mentioned in Annexure - I to this report, no other matter has come to our attention, that causes us to believe that the accompanying statement of unaudited financial results prepared in accordance with applicable accounting standards and other recognized accounting practices and policies has not disclosed the information required to be disclosed in terms of Clause 41 of the Listing Agreement including the manner in which it is to be disclosed or that it contains any material misstatement.

ARUN K AGARWAL & ASSOCIATES CHARTERED ACCOUNTANTS 105, South Ex Plaza - I, 389, Masjid Moth, South Ex Part - II, New Delhi - 110049 Phone : 01l- 26251200, 26257400 Fax:011-26251200	V. K. DHINGRA & CO. CHARTERED ACCOUNTANTS l-E/15, Jhandewalan Extension, New Delhi - 110055 Phone : 011- 23528511, 23638325 Fax : 011-23549789

ANNEXURE I TO THE LIMITED REVIEW REPORT ON STANDALONE UNAUDITED FINANCIAL RESULTS OF MAHANAGAR TELEPHONE NIGAM LIMITED FOR THE PERIOD ENDED SEPTEMBER 30, 2012
(Referred to in Para 3 of our report dated November 09, 2012)

1.
In respect of the qualifications/ other observations of previous audit reports and/ or limited review reports, though the Company has considered some of the qualifications/ other reservations, it has neither indicated how those qualifications/ other reservations have been resolved nor assigned any reason/ steps which the Company intends to take in respect of the qualification / other reservations remaining unresolved in compliance to Clause 41(iv)(c) of the Equity Listing Agreement.

2.
The License Fee to the DOT is being worked out on accrual basis as against the terms of License Agreement, according to which the deductions from the Gross Revenue are allowed on actual payment basis in respect of the Public Switching Telecom Network (PSTN) related call charges and roaming charges payable to BSNL and other service providers. In the absence of reconciliation of balances between MTNL and BSNL and also confirmation of deductions of payments by BSNL, the understatement of license fee and corresponding liabilities towards DOT and consequently the understatement of loss for the period cannot be quantified.

3.
The balances appearing in Advance Tax, Provisions for Income Tax and Interest on Income Tax Refund accounts are subject to reconciliation with the tax records maintained by the Company and resultant adjustments thereof.

4.
The Company has allocated the establishment overheads towards capital works on estimation basis. In view of the basis being not entirely in line with the accepted accounting practices, the same results into overstatement of capital work in progress/ fixed assets and understatement of losses. The actual impact of the same on the capitalization & losses for period cannot be ascertained. Moreover, in the absence of confirmation of work completion & WIP (work in progress), authenticity and accuracy of amount outstanding and shown as WIP for extra ordinary time period cannot he examined. Also consequent impact on financial results cannot be ascertained.

5.
All the receivables and payables including amount receivable / payable from / to BSNL / DOT / ITI, Inter Unit Accounts and bank balances are subject to confirmation, reconciliation and consequent adjustments, if any. The Company is not making any provision for old outstanding balances from BSNL, DOT, Govt, agencies and other operators.

6.
Based on the expert opinion, the Company has not been deducting tax at source on  services received from BSNL. Also, no sen-ice tax is being charged on the revenue sharing with BSNL for inward circuits for which no bills are being raised.

7.
The liability on account of medical facilities to the retired/ existing employees has not been accounted for on actuarial basis. Rather the annual insurance premium paid for the policy for the purpose has been accounted for on year to year basis.

8.	The Subscribers ' deposits. Trade Receivables, ITC Cards and leased circuits are subject to reconciliation.

9.
The Company accounted for Rs. 2850.00 million during the previous year 2010-11, towards wet lease for infrastructure and other services provided in respect of Commonwealth Games, out of which Rs. 430 million is subject to acceptance and final settlement. Besides, a claim of Rs. 410 million has not been booked pending final acceptance and settlement.

10.
No impairment tests have been carried out on value of the fixed assets as at September 30, 2012. Due to recurring losses incurred by the Company and uncertainty in the achievement of projections made by the Company, we are unable to comment on the provisions, if any, required in respect of impairment of carrying value of the fixed assets and its consequential impact on the loss for the period, accumulated balance in the Statement of Profit and Loss and the carrying value of the fixed assets as at September 30, 2012.

11.
The dues from operators and on account of disputed cases for billing to customers which are outstanding for less than three years in Basic and less than six months in wireless services have not been considered for making provision for Bad and Doubtful debts. The impact thereof is unascertainable.

12.
Pending completion of process of billing of roaming charges to BSNL in Wireless Segment, we are not in a position to comment on the adequacy of the amount booked under this head and consequential impact thereof on the financial results of the Company.

13.	The overall impact of matters referred to in above paras on the results of the company is not determinable.